UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 5)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Philip M. Garthe
HG Vora Capital Management, LLC
330 Madison Avenue, 23rd Floor
New York, NY 10017

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, NY 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 24, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON HG Vora Special Opportunities Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO (Cayman Islands exempted company)

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON HG Vora Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Parag Vora
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment No. 5”) amends the Schedule 13D, as amended, filed with the Securities and Exchange Commission by (i) HG Vora Special Opportunities Master Fund, Ltd., a Cayman Islands exempted company (the “Fund”); (ii) HG Vora Capital Management, LLC, a Delaware limited liability company (the “Manager”), as investment manager of the Fund; and (iii) Mr. Parag Vora (“Mr. Vora”), as managing member of the Manager. The foregoing persons are hereinafter collectively referred to as the “Reporting Persons” or the “HG Vora Parties”.  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Capitalized terms used but not defined herein shall have the meaning given in the Schedule 13D filed on August 21, 2014, as amended by Amendment No. 1 filed on October 20, 2014, Amendment No. 2 filed on November 20, 2014, Amendment No. 3 filed on January 5, 2015 and Amendment No. 4 filed on January 7, 2015 (as amended, the “Schedule 13D”).

Items 2, 4, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2.	Identity and Background.

On March 24, 2015, the HG Vora Parties and the PW Parties entered into a Nomination and Standstill Agreement with the Issuer (the “Agreement”) in connection with matters relating to the composition of the Board of Directors of the Issuer (the “Board”) and the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting”).  Additionally, effective March 24, 2015, the HG Vora Parties, the PW Parties, Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells terminated the Group and Solicitation Agreement, dated January 7, 2015.  Accordingly, the HG Vora Parties, the PW Parties and Messrs. Colarossi, McEachen, Neal, Plummer and Wells are no longer members of a Section 13(d) group with one another.  The HG Vora Parties and the PW Parties will continue to separately file statements on Schedule 13D with respect to their respective investments in securities of the Issuer to the extent required by applicable law.

Item 4.	Purpose of Transaction.

On March 24, 2015, the HG Vora Parties and the PW Parties entered into the Agreement with the Issuer.  Pursuant to the terms of the Agreement, the size of the Board was increased from seven to eight members and Mark A. McEachen, Patrick Walsh and L. Spencer Wells (the “Nominees”) were appointed to the Board.  Simultaneously with such appointment, Paul N. Arnold and J. Rice Edmonds resigned from the Board.  In addition, the Issuer agreed to include the Nominees in its slate of director nominees for election at the 2015 Annual Meeting and to recommend and solicit proxies for their election.

As part of the Agreement, the HG Vora Parties and the PW Parties (a) withdrew their nomination notice dated January 7, 2015, pursuant to which they had nominated a slate of six director nominees to stand for election at the 2015 Annual Meeting, and (b) agreed to vote in favor of the Issuer’s slate of director nominees at the 2015 Annual Meeting.

The Agreement also imposes certain “standstill” restrictions on the HG Vora Parties and the PW Parties, which will terminate on the date ten business days prior to the deadline for stockholders to submit director nominations at the 2016 annual meeting of stockholders of the Issuer (with certain exceptions limited to the restriction on the ability to take action by written consent which will survive until the earlier of May 15, 2016 and the 2016 annual meeting of stockholders of the Issuer).

The Issuer also agreed to redeem, effective immediately, the rights issued pursuant to the Rights Agreement, dated December 31, 2014, between the Issuer and Computershare, Inc., as Rights Agent.

The foregoing description of the terms and conditions of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

CUSIP NO. 89214A102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the Agreement defined and described in Items 2 and 4 above.

The Group and Solicitation Agreement was terminated by the HG Vora Parties, the PW Parties and Messrs. Colarossi, McEachen, Neal, Plummer and Wells as discussed in Item 2 above.

Item 7.	Material to be Filed as Exhibits.

99.1
Nomination and Standstill Agreement by and among Town Sports International Holdings, Inc., HG Vora Special Opportunities Master Fund, Ltd., HG Vora Capital Management, LLC, Parag Vora, PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC and Patrick Walsh, dated March 24, 2015.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  March 25, 2015

HG VORA SPECIAL OPPORTUNITIES MASTER FUND, LTD.

By:	/s/ Parag Vora
	Name:	Parag Vora
	Title:	Director

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/ Parag Vora
	Name:	Parag Vora
	Title:	Managing Member

/s/ Parag Vora
Parag Vora